SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CTI MOLECULAR IMAGING, INC.

(Name of Subject Company)

MI MERGER CO.

SIEMENS MEDICAL SOLUTIONS USA, INC.

SIEMENS AKTIENGESELLSCHAFT

(Names of Filing Persons (offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

22943D105

(CUSIP Number of Class of Securities)

Kenneth R. Meyers, Esq.

Siemens Corporation

153 East 53rd Street

New York, New York 10022

(212) 258-4797

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Stephen M. Besen, Esq.

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

(212) 848-4000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,027,149,733.50	$120,895.53

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $20.50, the per share tender offer price, by 50,104,867, the sum of the 47,956,322 issued and outstanding shares of common stock as of March 17, 2005 and the 2,148,545 shares of common stock subject to vested options, warrants and deferred stock units.

**	Calculated as 0.011770% of the transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $120,895.53	Filing Party: Siemens Aktiengesellschaft
Form or Registration No.: Schedule TO	Date Filed: April 1, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 5 to the Tender Offer Statement on Schedule TO (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO filed on April 1, 2005, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 to the Tender Offer Statement on Schedule TO filed on April 8, 2005, April 13, 2005, April 27, 2005 and April 29, 2005, respectively (as so amended, the “Schedule TO”), by Siemens Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany (“Siemens AG”), Siemens Medical Solutions USA, Inc., a Delaware corporation (“Parent”) and an indirect wholly owned subsidiary of Siemens AG, and MI Merger Co., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent. The Schedule TO relates to the offer by Purchaser to purchase all the shares of common stock, par value $0.01 per share, including the associated Series C Junior Participating Preferred Stock Purchase Rights issued pursuant to the Shareholder Protection Rights Agreement, dated as of May 21, 2002, between the Company (defined below) and SunTrust Bank, as rights agent (together, the “Shares”), of CTI Molecular Imaging, Inc., a Delaware corporation (the “Company”), that are issued and outstanding for $20.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule TO.

Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.

Item 8.	Interest in the Securities of the Subject Company

Item 11.	Other Information

Item 8 and Item 11 of the Schedule TO are hereby amended and supplemented by including the following:

“At 5:00 p.m., New York City time, on Wednesday, May 4, 2005, the subsequent offering period expired without extension. Based on information provided by the Depositary, as of such time, an aggregate of 45,705,498 Shares were tendered pursuant to the Offer and during the pendency of the subsequent offering period, representing approximately 94% of the outstanding Shares based upon 48,557,021 outstanding Shares as reported to Purchaser by the Company on April 28, 2005.

In accordance with applicable law, Parent and Purchaser will take all necessary actions to promptly effect the Merger of Purchaser with and into the Company.”

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by including the following:

“(a)(13) Press Release issued by Parent on May 4, 2005.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2005

MI MERGER CO.

By:	/s/ JAMES RUGER
Name:	James Ruger
Title:	Vice President and Treasurer

By:	/s/ KENNETH R. MEYERS
Name:	Kenneth R. Meyers
Title:	Secretary

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2005

SIEMENS MEDICAL SOLUTIONS USA, INC.

By:	/s/ HERMANN REQUARDT
Name:	Hermann Requardt
Title:	Vice Chairman

By:	/s/ JAMES RUGER
Name:	James Ruger
Title:	Secretary

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2005

SIEMENS AKTIENGESELLSCHAFT

By:	/s/ HERMANN REQUARDT
Name:	Hermann Requardt
Title:	Group Executive Vice President

By:	/s/ GOETZ STEINHARDT
Name:	Goetz Steinhardt
Title:	Group Executive Vice President

EXHIBIT INDEX

Exhibit No.
(a)(13)	Press Release issued by Parent on May 4, 2005.